Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 1, 2021

BASF-Backed 3D Printer Essentium to Go Public Via SPAC Merger

Wednesday, December 1, 2021 07:00 AM

By Crystal Tse and Gillian Tan

Combined company to have enterprise value of $974 million

Essentium in talks to provide products to the U.S. Air Force

(Bloomberg) --

Essentium Inc., a provider of industrial 3D printing solutions, has agreed to go public through a merger with blank-check firm Atlantic Coastal Acquisition Corp.

The transaction gives the combined company an enterprise value of $974 million, according to a statement, which confirmed an earlier Bloomberg News report.

It’s the latest 3D printing company to pursue a listing after Desktop Metal Inc., Shapeways Holdings Inc., Velo3D Inc. and Markforged Holding Corp. all made their public market debuts by merging with special purpose acquisition companies in the past two years.

The SPAC is raising more than $40 million in additional funding via a private investment in public equity, or PIPE, priced at $10 per share. Investors participating in the PIPE include German chemical maker BASF SE, one of Essentium’s backers, as well as Atalaya Capital Management.

Founded in 2013 and based outside Austin, Texas, the 3D printing company serves customers including the U.S. Department of Defense, Ford Motor Co. and Lockheed Martin Corp., according to the statement.

Essentium is in the process of getting its materials approved to work with the U.S. Air Force, Chief Executive Officer Blake Teipel said in an interview. Its technology can be used for repairing and replacing parts of older aircrafts, he said.

The deal is expected to close at the end of the first quarter.

Essentium touts its ability to disrupt traditional manufacturing processes.

“Supply chain architectures and factories are really looking for new solutions that would improve resilience, flexibility and decreased turnaround times,” Teipel said. “That’s where we come in.”

The company makes over 50 grades of industrial plastic composites and is developing a line of metal, said Teipel, who used to be an engineer at Caterpillar Inc.

Essentium executives have worked with SPACs before. In November, the company named Jonathan Baliff, the former president and CFO of Genesis Park Acquisition Corp., a SPAC that merged with Redwire Corp., as interim CFO.

Atlantic Coastal, led by CEO Shahraab Ahmad and president Burt Jordan, raised $345 million in a March initial public offering.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the acquisition by Essentium, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (xi) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the impact of the global COVID-19 pandemic, (xiv) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

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Additional Information and Where to Find It

In connection with the Potential Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Potential Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.Atlantic Coastalv.io or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

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Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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